April 3, 2020

Anthony Snow
President and Corporate Secretary
CBA Florida, Inc.
3753 Howard Hughes Parkway, Suite 200, Office #258
Las Vegas, NV 89169

       Re: CBA Florida, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed March 25, 2020
           File No. 000-50746

Dear Mr. Snow:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Proposal 2: Approval of Plan of Dissolution
Background of the Proposed Dissolution, page 27

1. Please revise the background section to discuss in greater detail the process for identifying potential strategic transactions. Please describe all discussions, meetings, contacts and reports among specific members of the board and/or management of the Company, and representatives of potential counterparties as well as financial, economic and legal advisors regarding the various options considered.
2. Please identify the independent economic consulting firm engaged by the Company to make an assessment of potential unknown liabilities and provide the information required by Item 1015(b) of Regulation M-A.
 Anthony Snow
FirstName LastNameAnthony Snow
CBA Florida, Inc.
Comapany NameCBA Florida, Inc.
April 3, 2020
Page 3,
April 2 2020 Page 2
FirstName LastName
Amount and Timing of Estimated Liquidating Distributions to Shareholders, page
30

3. Please quantify the amounts that make up the Potential Additional Proceeds and the amount of Transaction purchase price proceeds expected to be released from escrow in
         May 2020. Please also identify and quantify the amounts that make up the $3.0 million to
         $3.5 million intended for known, ongoing expenses and the $2.2 million for unknown, contingent and/or conditional liabilities.
Interests of Certain Persons in the Dissolution, page 32

4. Please disclose the expected amount of compensation to be received by the Company's officers and directors above their regular compensation with respect to their services related to the implementation of the plan of dissolution.
General

5. Please tell us how you considered the financial statement requirements in Item 14(b)(8)
         through (b)(11) and 14(c)(1) of Schedule 14A.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at (202) 551-6761 or Celeste Murphy at
(202) 551-3257
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:      Kenneth A. Schlesinger